SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response . . . . 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Ascendia Brands, Inc.
(Name of Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15670X104
(CUSIP Number of Class of Securities)

Mathew Hoffman, Esq.	Eleazer Klein, Esq.
Prentice Capital Management, LP	Schulte Roth & Zabel LLP
623 Fifth Avenue, 32nd Floor	919 Third Avenue
New York, NY 10022	New York, NY 10022
(212) 756-8040	(212) 756-2376

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2008
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15670X104	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Prentice Capital Management, LP
73-1728931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)				☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER
0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		8	SHARED VOTING POWER
200,971,652
		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
200,971,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
200,971,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
83.11%
14	TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 15670X104	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Zimmerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)				☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER
0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		8	SHARED VOTING POWER
200,971,652
		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
200,971,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
200,971,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*				☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
83.11%
14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 15670X104	Page 4 of 10 Pages

Amendment No.9 to Schedule 13D

          Reference is made to the Statement on Schedule 13D filed on July 10, 2006, as amended on August 7, 2006, November 17, 2006, December 29, 2006, January 5, 2007, February 13, 2007, October 25, 2007, November 21, 2007 and December 17, 2007 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Schedule 13D.

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

Item 4.                Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended to include the following:

          On November 19, 2007, Prencen Lending LLC ("Prencen Lending") entered into a letter agreement with the Company (the "November 2007 Letter Agreement"), pursuant to which the Company issued to Prencen Lending (i) a promissory note (the "Note") in the principal amount of $2,000,000 and (ii) a warrant to purchase Shares of the Company (the "Original Warrant"), which was initially exercisable into 3,000,000 Shares (the "Letter of Credit Transaction"). The November 2007 Letter Agreement, the Note and the Original Warrant are attached to the Amendment to the Schedule 13D of the Reporting Persons filed on November 21, 2007 as Exhibits P, Q and R, respectively, and are each incorporated herein by reference. On January 15, 2008, Prencen Lending and Prencen LLC ("Prencen," and collectively, the "Prentice Parties"), entities for which Prentice Capital Management serves as manager and the members of which are investment funds and managed accounts managed by Prentice Capital Management, entered into an assignment agreement, dated as of January 15, 2008, as set forth in Exhibit W attached hereto and incorporated herein by reference (the "Assignment Agreement"), whereby Prencen Lending assigned the Note and Warrant to Prencen. As described below, the Note and Warrant were cancelled in connection with the consummation of the transactions contemplated by the Preferred SPA (as defined below) (the "Preferred Transactions").

          Pursuant to a Securities Purchase Agreement, dated as of January 15, 2008, attached hereto as Exhibit T and incorporated herein by reference (the "Preferred SPA"), Prencen agreed to buy 26,500 shares of Series C Preferred Stock of the Company (the "Series C Preferred Stock") for an aggregate purchase price of $26,500,000, with $2 million of the purchase price paid by surrendering the $2 million in aggregate principal amount

SCHEDULE 13D

CUSIP No. 15670X104	Page 5 of 10 Pages

Note to the Company for cancellation in connection with the Preferred Transactions. At the closing of the Preferred Transactions, the Company paid Prencen the interest accrued on the Note in cash. As additional consideration for the purchase of the Series C Preferred Stock, Prencen exchanged the Original Warrant for a warrant of the Company (the "New Warrant") identical to the Original Warrant in all respects as of the Closing Date (as defined in the Preferred SPA), except that the New Warrant is initially exercisable into 5,129,159 Shares, (which reflects a reduction of 753,194 Shares that would have otherwise been exercisable under the Original Warrant immediately following the Closing Date). The New Warrant is attached hereto as Exhibit Z and incorporated herein by reference.

          The rights of the holders of the Series C Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of the Company, attached hereto as Exhibit V and incorporated herein by reference (the "Certificate"). The Series C Preferred Stock is convertible into shares of Common Stock at a price of $0.1326 per share, subject to adjustment as a result of anti-dilution provisions. The holders of the Series C Preferred Stock have the right, in connection with a change of control and subject to the conditions contained in the Certificate, to require the Company to redeem all or a portion of such holder's Series C Preferred Stock at a price per share equal to 120% of the Stated Value (as defined in the Certificate) of such Series C Preferred Stock plus any accrued and unpaid dividends and distributions thereon to the date of such payment.

          The Series C Preferred Stock is senior to all shares of Common Stock and other capital stock of the Company with respect to the preferences as to dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of the Company.

          In addition, so long as the Prencen Funds (as defined in the Certificate) hold at least 20% of the shares of the Series C Preferred Stock issued on the Closing Date (i) the holders of such shares shall be entitled to designate a majority of the directors of the Company's Board of Directors and (ii) the affirmative vote of at least 50.1% of the holders of such shares shall be required to approve certain significant corporate actions as described in the Certificate.

          Contemporaneously with the execution and delivery of the Preferred SPA, the Prentice Parties, the Watershed Buyers and the Company entered into an Amended and Restated Registration Rights Agreement, attached hereto as Exhibit U and incorporated herein by reference (the "Amended Registration Rights Agreement"), pursuant to which the Company agreed to provide certain registration rights with respect to the Preferred Conversion Shares (as defined in the Registration Rights Agreement) and certain other shares of Common Stock issued or issuable to the Prentice Parties. The Amended Registration Rights Agreement amends and restates the Third Amended and Restated Registration Rights Agreement, dated as of February 9, 2007, by and among the Prentice Parties, the Watershed Buyers and the Company.

SCHEDULE 13D

CUSIP No. 15670X104	Page 6 of 10 Pages

          Under the Amended Registration Rights Agreement, the Company is required to file a registration statement with respect to the registrable securities by the earlier of sixty days after (i) the date on which the Company receives written or oral notification from the SEC that the Company may file a registration statement without the requirement to include any of the historical financial statements of the brands and other assets acquired by the Company from Coty, Inc. and certain of its affiliates and (ii) the filing of the Company's Annual report on Form 10-K for the fiscal year ending February 28, 2010. In addition, the Company is required to use its best efforts to have such registration statement declared effective not later than sixty (60) days after the filing deadline (or ninety (90) days after the filing deadline if the registration statement is subject to full review by the Commission). Additionally, the Prentice Parties and the Watershed Buyers were provided with demand and piggyback rights on the terms set forth in the Amended Registration Rights Agreement.

          In connection with the Preferred Transactions, the Company and the Prentice Parties entered into a Waiver and Consent Under and Third Amendment To Securities Purchase Agreement and Note, attached hereto as Exhibit X and incorporated herein by reference (the "Waiver and Consent"). Pursuant to the Waiver and Consent, the Prentice Parties, among other things, (i) consented to the issuance of the Series C Preferred Stock and the execution and delivery by the Company of the Preferred SPA and the other transaction documents executed in connection therewith or with respect thereto, (ii) waived the rights Prencen Lending had with respect to its rights to require the Company to redeem the Convertible Note (as defined below), (iii) waived certain defaults under transaction documents previously entered into with the Company and (iv) agreed to amend the Securities Purchase Agreement and that certain Convertible Note of the Company issued to Prencen Lending on February 9, 2007 (the "Convertible Note") as provided therein, in each case subject to the terms and conditions of the Waiver and Consent. The Securities Purchase Agreement and the Convertible Note are attached to the Amendment to the Schedule 13D of the Reporting Persons filed on February 13, 2007 as Exhibits M and N, respectively, and are each incorporated herein by reference.

          In addition, the Prentice Parties waived the Company's obligation to maintain the Share reserve required by Section 4(m) of the Securities Purchase Agreement and Section 11 of the Convertible Note to permit the Company to have a sufficient number of authorized Shares reserved to, immediately after the closing of the Preferred Transactions, effect the conversion in full of the Series C Preferred Stock. As a result, until the Company obtains stockholder approval to increase the authorized number of Shares of the Company, the Prentice Parties will be unable to convert the Convertible Note in full.

          Contemporaneously with the execution and delivery of the Preferred SPA, Prencen Lending also entered into a letter agreement with the Company, dated as of January 16, 2008, attached hereto as Exhibit Y and incorporated herein by reference (the "Special Bonus Letter Agreement"), pursuant to which Prencen Lending agreed to pay $2,500,000 to Steven

SCHEDULE 13D

CUSIP No. 15670X104	Page 7 of 10 Pages

Scheyer, which amount he was owed pursuant to his employment agreement with the Company. The Company agreed to reimburse Prencen Lending in monthly installments, the last of which is due on December 31, 2008. Prentice Capital Management, Prencen Lending and Steven Steven Scheyer entered into an additional letter agreement, dated as of February 9, 2007, attached hereto as Exhibit AA and incorporated herein by reference (the "Co-Sale Letter Agreement"), pursuant to which Prentice Capital Management agreed to provide Steven Scheyer with co-sale rights on private sales by Prentice Capital Management and its affiliates (subject to certain exceptions set forth in the Co-Sale Letter Agreement).

          The Prentice Parties and their affiliates own various other securities of the Company that are convertible and exercisable into shares of Common Stock as set forth in Item 5. However, those securities cannot be converted or exercised to the extent that after such conversion or exercise, the holder thereof would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion or exercise. Accordingly, so long as the Prentice Parties and their affiliates beneficially own more than 9.99% of the shares of Common Stock of the Company through their ownership of Common Stock and Series C Preferred Stock or otherwise, such parties will not be able to convert or exercise any of such other securities of the Company into Common Stock.

          The foregoing descriptions of the Preferred SPA, the New Warrant, the Certificate, the Amended Registration Rights Agreement, the Waiver and Consent, the Special Bonus Letter Agreement and the Co-Sale Letter Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document attached hereto as an Exhibit.

Item 5.                Purpose of Transaction

          Item 5 of the Schedule 13D is amended and restated as follows:

          (a) Prentice Capital Management may be deemed to beneficially own, in the aggregate, 200,971,652 Shares, representing 83.11% of the Company's outstanding Shares (based upon 41,973,590 Shares outstanding as represented in the Preferred SPA and the amount of convertible and exercisable securities beneficially owned by the Reporting Persons). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 200,971,652 Shares representing approximately 83.11% of the Company's Shares. If the Blockers were not in place, as of the date hereof, each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 850,171,487 Shares (representing 300 shares of Series B Preferred Stock that are initially convertible into 2,000,000 Shares, 30 shares of Series B-1 Preferred Stock that are initially convertible into 200,000 Shares, warrants to purchase 20,361,990 Shares at an exercise price of $0.1326 per share, warrants to purchase 48,356,348 Shares at an exercise price of $0.1326 per share, warrants to purchase 5,129,159 Shares at an exercise price of $0.1326 per share, a Convertible Note in the initial aggregate principal amount of $76 million which initial aggregate principal amount is convertible into 573,152,338 Shares (without taking into account any

SCHEDULE 13D

CUSIP No. 15670X104	Page 8 of 10 Pages

capitalized interest), 26,500 Series C Preferred Shares convertible into 199,849,170 Shares and 1,122,482 Shares).

          (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 200,971,652 Shares.

          (c) Prencen and Prencen Lending consummated the Letter of Credit Transaction and the Preferred Transaction (in each case, as described in Item 4 above). Except as described herein, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

          (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended to include the following:

          As described in Item 4 above, Prencen purchased shares of Series C Preferred Stock pursuant to the Preferred SPA, attached hereto as Exhibit T, in consideration of $24.5 million in cash, the Note and the exchange of the Original Warrant for the New Warrant, attached hereto as Exhibit Z. The rights of the holders of the Series C Preferred Stock are set forth in the Certificate, attached hereto as Exhibit V.

          As described in Item 4 above, the Prentice Parties, the Watershed Buyers and the Company entered into an Amended Registration Rights Agreement, dated as of January 15, 2008, attached hereto as Exhibit U.

          As described in Item 4 above, the Prentice Parties entered into the Assignment Agreement, dated as of January 15, 2008, attached hereto as Exhibit W.

          As described in Item 4 above, the Company and the Prentice Parties entered into the Waiver and Consent, dated as of January 15, 2008, attached hereto as Exhibit X .

SCHEDULE 13D

CUSIP No. 15670X104	Page 9 of 10 Pages

          As described in Item 4 above, Prencen Lending entered into the Special Bonus Letter Agreement with the Company, dated as of January 16, 2008 attached as Exhibit Y hereto.

          As described in Item 4 above, Prentice Capital Management, Prencen Lending entered into the Co-Sale Letter Agreement with the Company, dated as of February 9, 2007 attached as Exhibit AA hereto.

Item 7.                Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit T – Securities Purchase Agreement, by and among the Company and Prencen, dated as of January 15, 2008.

Exhibit U – Amended and Restated Registration Rights Agreement, by and among the Prencen Parties, the Watershed Buyers and the Company, dated as of January 15, 2008.

Exhibit V – Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Company, dated January 15, 2008.

Exhibit W – Assignment Agreement, by and between Prencen Lending and Prencen, dated as of January 15, 2008.

Exhibit X – Waiver and Consent Under and Third Amendment to Securities Purchase Agreement and Note, by and among Prencen Lending, Prencen and the Company, dated as of January 15, 2008.

Exhibit Y – Letter to the Company, from Prencen Lending regarding the Special Bonus, dated January 16, 2008.

Exhibit Z – Series A Warrant to Purchase Common Stock, dated January 15, 2008.

Exhibit AA – Letter to Steven R. Scheyer from Prentice Capital Management and Prencen Lending, regarding Tag-Along Rights and the Special Bonus, dated February 9, 2007.

SCHEDULE 13D

CUSIP No. 15670X104	Page 10 of 10 Pages

SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 18, 2008

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Weiss
Name: Michael Weiss
Title: Chief Financial Officer

MICHAEL ZIMMERMAN

/s/ Michael Zimmerman
Michael Zimmerman